MAINSTAY FUNDS TRUST

THE MAINSTAY FUNDS

51 Madison Avenue

New York, New York 10010

March 29, 2013

VIA EDGAR

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay Funds Trust – File No. 333-160918 and File No. 811-22321

MainStay Funds – File  File No. 033-02610 and File No. 811-04550

Dear Ms. Cole:

Electronically transmitted for filing pursuant to Rule 485(a) are Prospectuses and Statements of Additional Information for:

(i)	MainStay ICAP Equity Fund, MainStay ICAP Select Equity Fund, MainStay S&P 500 Index Fund, MainStay Epoch Global Equity Yield Fund, MainStay ICAP International Fund, MainStay Intermediate Term Bond Fund and MainStay Balanced Fund, each a series of MainStay Funds Trust , filed on Post-Effective Amendment No. 42 to MainStay Funds Trust’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 44 under the Investment Company Act of 1940, as amended;

(ii)	MainStay Marketfield Fund, a series of MainStay Funds Trust, filed on Post-Effective Amendment No. 43 to MainStay Funds Trust’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 45 under the Investment Company Act of 1940, as amended;

(iii)	MainStay Marketfield Fund, a series of MainStay Funds Trust, filed on Post-Effective Amendment No. 44 to MainStay Funds Trust’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 46 under the Investment Company Act of 1940, as amended; and

(iv)	MainStay Large Cap Growth Fund, MainStay MAP Fund, MainStay High Yield Corporate Bond Fund and MainStay Income Builder Fund, each a series of The MainStay Funds filed on Post-Effective Amendment No. 118 to The MainStay Funds’ Registration Statement on Form N-1A under the 1933 Act and Amendment No. 121 under the Investment Company Act of 1940, as amended (collectively, the “Amendments”).

MainStay Funds Trust and The MainStay Funds are referred to herein as the “Registrants”.

March 29, 2013

On behalf of the Registrants, please accept this letter as a request that the Staff of the Securities and Exchange Commission (“SEC”) afford the Amendments selective review in accordance with Investment Company Act Release No. 13768 (Feb. 15, 1984) (“IC -13768”).

I.	Purposes of the Amendments

The purpose of the Amendments described in (i), (iii) and (iv) above is to register a new class of shares, Class R6, for the indicated Funds.

The purpose of the Amendment described in (ii) above is to register a new class of shares, Class P, for MainStay Marketfield Fund.

II.	Selective Review Request

The Prospectuses and Statements of Additional Information have previously been subject to comprehensive Staff review and comment in recent years. The Registrants filed post-effective amendments to their respective registration statements during 2009/2010, pursuant to Rule 485(a) under the Securities Act, in order to, among other things, implement compliance with the disclosure requirements adopted by the SEC in Investment Company Act Release No. 28584 (Jan. 13, 2009). The MainStay Funds Trust also filed a registration statement pursuant to Rule 485(a) pertaining to MainStay Marketfield Fund in 2012.

Following the Staff’s review of each Rule 485(a) filing, the Registrants received, and responded to, oral comments from the Staff covering a wide variety of disclosure-related issues. The Registrants then filed post-effective amendments pursuant to Rule 485(b) under the Securities Act which incorporated the responses to the Staff’s comments.

In light of the recent review of the Prospectuses and Statements of Additional Information discussed above, we believe that the Amendments should be afforded selective review pursuant to the guidance set forth in IC-13768. Selective review would serve to expedite the review process, as well as use the Staff’s time more effectively. In this regard, we hereby request selective review of the Prospectuses and Statements of Additional Information limited to the changes described above.

*      *      *      *

Please contact the undersigned at 973-394-4505 (Thomas C. Humbert) should you have any questions regarding this matter.

Very truly yours,

/s/ Thomas C. Humbert	/s/ Stephen P. Fisher
Thomas C. Humbert	Stephen P. Fisher
Assistant Secretary	President of NYLIFE Distributors LLC

cc:	J. Kevin Gao, Esq.

Sander M. Bieber, Esq.